UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

Commission File Number: 001-32993

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

No. 6 Hai Dian Zhong Street

Haidian District, Beijing 100080

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Oriental Education & Technology Group Inc.

By:	/s/ Louis T. Hsieh
Name:	Louis T. Hsieh
Title:	President and Chief Financial Officer

Date: July 19, 2011

Exhibit Index

Exhibit 99.1 – Press Release

Exhibit 99.1

New Oriental Announces Results for Fourth Quarter and Fiscal Year

Ended May 31, 2011;

Also Announces Four-for-One ADS Ratio Change Effective August 18, 2011

Quarterly Net Revenues Increased by 58.7% Year-Over-Year

Quarterly Operating Income Increased by 185.3% Year-Over-Year

Quarterly Net Income attributable to New Oriental Increased by 147.8% Year-Over-Year

Fiscal Year Net Revenues Increased by 44.4% Year-Over-Year

Fiscal Year Operating Income Increased by 23.5% Year-Over-Year

Fiscal Year Net Income attributable to New Oriental Increased by 30.8% Year-Over-Year

Beijing and Hong Kong, July 18, 2011 – New Oriental Education and Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU), the largest provider of private educational services in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended May 31, 2011. The Company also announced that it will change the ratio of its American depositary shares (“ADSs”) to Common Shares from one (1) ADS representing four (4) Common Shares to one (1) ADS representing one (1) Common Share, effective on August 18, 2011.

Highlights for the Fourth Fiscal Quarter Ended May 31, 2011

•	Total net revenues increased by 58.7% year-over-year to US$137.4 million, from US$86.6 million in the same period of the prior fiscal year.

•

Net income attributable to New Oriental increased by 147.8% year-over-year to US$14.3 million, from US$5.8 million in the same period of the prior fiscal year; excluding the approximately US$1.54 million loss from the disposal of two subsidiaries, Mingshitang School and Tomorrow Oriental (described below) in the quarter (“Disposal Loss”), net income attributable to New Oriental would have increased by 174.4% year-over-year to US$15.8 million, from US$5.8 million in the same period of the prior fiscal year.

•

Non-GAAP net income attributable to New Oriental, which excludes share-based compensation expenses and Disposal Loss, increased by 113.0% year-over-year to US$19.2 million, from US$9.0 million in the same period of the prior fiscal year.

•

Income from operations increased by 185.3% year-over-year to US$10.4 million, from US$3.7 million in the same period of the prior fiscal year; excluding the Disposal Loss, income from operations would have increased by 227.3% year-over-year to US$12.0 million, from US$3.7 million in the same period of the prior fiscal year.

•

Non-GAAP income from operations, which excludes share-based compensation expenses and the Disposal Loss, increased by 122.1% year-over-year to US$15.4 million, from US$6.9 million in the same period of the prior fiscal year.

•

Basic and diluted net income attributable to New Oriental per ADS were US$0.37 and US$0.37, respectively. Non-GAAP basic and diluted net income per ADS, which excludes share-based compensation expenses and the Disposal Loss, were US$0.50 and US$0.49, respectively. Each ADS currently represents four common shares of the Company. Effective on August 18, 2011, New Oriental will adjust the ratio of its ADS representing common shares from one ADS for four common shares to one ADSs for one common share.

•

Total student enrollments in academic subjects tutoring and test preparation courses increased by 11.9% year-over-year to approximately 489,100, from approximately 437,200 in the same period of the prior fiscal year.

Highlights for the Fiscal Year Ended May 31, 2011

•	Total net revenues for the fiscal year increased by 44.4% year-over-year to US$557.9 million, from US$386.3 million.

•	Net income attributable to New Oriental increased by 30.8% year-over-year to US$101.8 million, from US$77.8 million.

•

Non-GAAP net income attributable to New Oriental for the fiscal year, which excludes share-based compensation expenses and the Disposal Loss, increased by 25.9% year-over-year to US$118.4 million, from US$94.0 million.

•

Income from operations increased by 23.5% year-over-year to US$95.5 million, from US$77.3 million. Non-GAAP income from operations for the fiscal year, which excludes share-based compensation expenses and the Disposal Loss, increased by 19.9% year-over-year to US$112.1 million, from US$93.5 million.

•

Basic and diluted net income attributable to New Oriental per ADS were US$2.66 and US$2.61, respectively. Non-GAAP basic and diluted earnings per ADS for the fiscal year, which exclude share-based compensation expenses and the Disposal Loss, were US$3.09 and US$3.03, respectively.

•

Total student enrollments in academic subjects tutoring and test preparation courses increased by 15.6% year-over-year to approximately 2,089,600, from approximately 1,807,700 in the prior fiscal year.

•

The total number of schools and learning centers increased to 487 as of May 31, 2011, up from 367 as of May 31, 2010. A net of 2 new schools were opened in the fourth quarter, bringing the total number of schools to 54 as of May 31, 2011, up from 52 as of February 28, 2011. The number of learning centers increased by 29 in the quarter to 433 as of May 31, 2011, up from 404 as of February 28, 2011.

Financial and Student Enrollments Summary – Fourth Quarter and Fiscal Year 2011

(US$ in thousands, except per ADS data and student enrollments)

	Q4 of FY2011	Q4 of FY2010	Pct. Change
Net revenues	137,386	86,581	58.7%
Net income attributable to New Oriental	14,303	5,773	147.8%
Non-GAAP net income attributable to New Oriental (1)	19,247	9,037	113.0%
Operating income	10,421	3,653	185.3%
Non-GAAP operating income (1)	15,365	6,917	122.1%
Net income per ADS attributable to New Oriental - basic (2)	0.37	0.15	144.0%
Net income per ADS attributable to New Oriental - diluted (2)	0.37	0.15	145.9%
Non-GAAP net income per ADS attributable to New Oriental - basic (1)(2)(3)	0.50	0.24	109.8%
Non-GAAP net income per ADS attributable to New Oriental - diluted (1)(2)(3)	0.49	0.23	111.3%
Total student enrollments in academic subjects tutoring and test preparation courses	489,100	437,200	11.9%

	FY2011	FY2010	Pct. Change
Net revenues	557,872	386,307	44.4%
Net income attributable to New Oriental	101,774	77,789	30.8%
Non-GAAP net income attributable to New Oriental (1)	118,356	93,972	25.9%
Operating income	95,501	77,314	23.5%
Non-GAAP operating income (1)	112,083	93,497	19.9%
Net income per ADS attributable to New Oriental - basic (2)	2.66	2.06	28.9%
Net income per ADS attributable to New Oriental - diluted (2)	2.61	2.01	29.8%
Non-GAAP net income per ADS attributable to New Oriental - basic (1)(2)(3)	3.09	2.49	24.1%
Non-GAAP net income per ADS attributable to New Oriental - diluted (1)(2)(3)	3.03	2.43	24.9%
Total student enrollments in academic subjects tutoring and test preparation courses	2,089,600	1,807,700	15.6%

(1)	New Oriental provides net income attributable to New Oriental, operating income, and net income per ADS attributable to New Oriental on a Non-GAAP basis that excludes share-based compensation expenses and the Disposal Loss of subsidiaries to reflect meaningful supplemental information regarding its operating performance. For more information on these Non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.
(2)	Each ADS currently represents four common shares. Effective on August 18, 2011, New Oriental will adjust the ratio of its ADS representing common shares from one ADS for four common shares to one ADSs for one common share.
(3)	The Non-GAAP adjusted net income per share and per ADS are computed using Non-GAAP adjusted net income and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.

“We are pleased to end our 2011 fiscal year with another stellar quarter, recording strong revenue growth of 58.7% as well as substantially higher profit growth of 147.8%. In fact, excluding the Disposal Loss recorded in the quarter for the divestment of two subsidiaries, net profit growth would have increased over 174% to over US$15.8 million and operating income growth would have increased over 227% to approximately US$12 million,” said Michael Yu, New Oriental’s Chairman and Chief Executive Officer.

Mr. Yu continued, “We achieved several important milestones during our fiscal year 2011 with revenues of over US$500 million, up more than 44%, net profit of over US$100 million, up more than 30%, and student enrollments of over 2 million, up more than 15%. This is particularly exciting given that we invested heavily in the business in fiscal year 2011, adding 120 schools and learning centers, and that we started the fiscal year with the Shanghai World Expo negatively impacting first fiscal quarter performance with revenue growth of just 28.8%, net income growth of 9.3%, and student enrollment growth of 8.8%. In the final three quarters of fiscal year 2011, we successfully turned around our financial performance, with revenues up over 54%, net income up over 90%, and student enrollments up over 19% compared to the same nine-month period in the previous year. We have strong momentum going into fiscal year 2012 and we are very confident in both New Oriental’s market leading position in the Chinese education and training market and our long-term business prospects.”

Louis T. Hsieh, New Oriental’s President and Chief Financial Officer, commented, “We are extremely pleased with the record level of demand for our educational programs and services with annual revenues re-accelerating in fiscal year 2011 to over US$550 million, up more than 44%, compared to revenue growth of 32% in fiscal year 2010. This record top-line performance was led by continued strength in our three key business segments. First, enrollment in our overseas test preparation programs grew by more than 23% to over 317,000 year-over-year, while gross revenues grew by more than 55% to over US$166 million year-over-year. Second, enrollment in our middle and high school English and U-Can all-subjects training programs grew by about 30% to over 472,800 year-over-year, while gross revenues grew by over 65% to about US$116 million year-over-year. Third, enrollment in our POP Kids programs grew by about 34% to over 581,500 year-over-year, while gross revenues grew by about 52% to over US$77 million year-over-year. Given the growth of U-Can and POP Kids programs, our K-12 all-subjects after-school tutoring business recorded year-over-year enrollment growth of 32% to over one million and year-over-year gross revenue growth of about 60% to about US$193 million. On top of the success of these three key business segments, our one-teacher-to-maximum-five-students VIP personalized classes experienced explosive growth in fiscal year 2011 with enrollment growth of more than 73% to over 63,500 and year-over-year cash revenue growth of more than 154% to over US$120 million.”

Mr. Hsieh continued, “Although enrollment growth in the fourth fiscal quarter of 11.9% to over 489,000 appears below average for New Oriental, this is not indicative of any demand slowdown. Rather it was primarily the result of difficult year-over-year comparisons due to the late timing of Chinese New Year last year which fell on February 14, 2010，and pushed enrollments from the third fiscal quarter ended February 28, 2010, to the fourth fiscal quarter in fiscal year 2010. In 2010, students returned to their primary school studies and enrolled in New Oriental after-school tutoring classes in early March, in the fourth fiscal quarter, instead of late February, in the third fiscal quarter. Consequently, we experienced enrollment growth of 32.4% to over 437,000 in the fourth fiscal quarter of last year, making year-over-year comparisons very challenging in this fourth fiscal quarter. This year, Chinese New Year fell on February 3, 2011, a more traditional calendar, allowing students to enroll in New Oriental Spring tutoring classes at the end of February, in the third fiscal quarter. In fact, demand for New Oriental classes remains quite robust for the Summer quarter as evidenced by our record deferred revenue balance of over US$194 million, up over 81% year-over-year, at the end of our 2011 fiscal fourth quarter.”

Four-for-One ADS Ratio Change

New Oriental will change the ratio of its American depositary shares to Common Shares from one (1) ADS representing four (4) Common Shares to one (1) ADS representing one (1) Common Share, effective on August 18, 2011.

New Oriental ADS holders as of the close of business on August 17, 2011, will receive three additional ADSs for each ADS then held. The effect of this ratio change on the ADS price is expected to take place on August 19, 2011.

For New Oriental’s ADS holders, this ratio change will have the same effect as a four-for-one stock split. There will be no change to New Oriental’s underlying common shares. Furthermore, no action by ADS holders is required to effect the ratio change.

Disposal of Mingshitang School and Tomorrow Oriental

During the fourth quarter of 2011, New Oriental disposed of Beijing Haidian Mingshitang Exam Training Education School (“Mingshitang School”), a Beijing-based private school that specializes in tutoring students seeking to retake the “gaokao”, the Chinese college entrance examination. In April 2011, the Company disposed of 60% equity interest in Mingshitang School to Mr. Ma Yonggang, the principal of Mingshitang School. New Oriental also disposed of Beijing Tomorrow Oriental Technology Co., Ltd. (“Tomorrow Oriental”), a subsidiary providing software development services. In May 2011, the Company disposed of 100% equity interest in Tomorrow Oriental to Mr. Huang Binliang, the general manager of Tomorrow Oriental. New Oriental recorded disposal losses of US$1.2 million and US$0.4 million in respect of the disposal of Mingshitang School and Tomorrow Oriental, respectively.

Financial Results for the Fiscal Quarter Ended May 31, 2011

For the fourth fiscal quarter of 2011, New Oriental reported net revenues of US$137.4 million, representing a 58.7% increase year-over-year.

Net revenues from educational programs and services for the fourth fiscal quarter were US$120.4 million, representing a 62.1% increase year-over-year. The growth was mainly driven by an increase in the number of student enrollments in academic subjects tutoring and test preparation courses, and higher average selling prices resulting from price increases and students selecting more expensive, smaller class options. Total student enrollments in academic subjects tutoring and test preparation courses in the fourth quarter of fiscal year 2011 increased by 11.9% year-over-year to approximately 489,100, from approximately 437,200 in the same period of the prior fiscal year.

Operating costs and expenses for the quarter were US$127.0 million, a 53.1% increase year-over-year. Non-GAAP operating costs and expenses, which exclude share-based compensation expenses and Disposal Loss, for the quarter, were US$122.0 million, a 53.2% increase year-over-year.

Cost of revenues increased by 55.9% year-over-year to US$56.7 million, primarily due to the increased number of courses and the greater number of schools and learning centers in operation.

Selling and marketing expenses increased by 29.9% year-over-year to US$22.6 million, primarily due to an increase in the number of customer service representatives and marketing staff.

General and administrative expenses for the quarter increased by 58.1% year-over-year to US$46.2 million. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, were US$43.0 million, a 65.6% increase year-over-year, primarily due to increased headcount as the Company expanded its network of schools and learning centers.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, increased by 4.4% to US$3.4 million in the fourth quarter of fiscal year 2011, from US$3.3 million in the same period of the prior fiscal year.

Income from operations for the quarter was US$10.4 million, a 185.3% increase from US$3.7 million in the same period of the prior fiscal year. Non-GAAP income from operations, which excludes share-based compensation expenses and the Disposal Loss, for the quarter was US$15.4 million, a 122.1% increase from US$6.9 million in the same period of the prior fiscal year.

Operating margin for the quarter was 7.6%, compared to 4.2% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses and the Disposal Loss, for the quarter was 11.2%, compared to 8.0% in the same period of the prior fiscal year. This rise was primarily due to improved operating efficiency as revenue growth outpaced the growth in operating costs and expenses.

Net income attributable to New Oriental for the quarter was US$14.3 million, representing a 147.8% increase from the same period of the prior fiscal year. Basic and diluted earnings per ADS attributable to New Oriental were US$0.37 and US$0.37, respectively.

Non-GAAP net income attributable to New Oriental for the quarter was US$19.2 million, representing a 113.0% increase from the same period of the prior fiscal year. Non-GAAP basic and diluted earnings per ADS attributable to New Oriental were US$0.50 and US$0.49, respectively.

Capital expenditures for the quarter were US$7.3 million, which were primarily used to add a net of 31 schools and learning centers.

As of May 31, 2011, New Oriental had cash and cash equivalents of US$317.3 million, as compared to US$348.0 million as of February 28, 2011. In addition, New Oriental had US$152.7 million in term deposits and US$143.7 million in short term investments as of May 31, 2011. Net operating cash flow for the fourth quarter of fiscal year 2011 was approximately US$71.6 million.

The deferred revenue balance, which is cash collected from registered students for courses and recognized proportionally as revenue as the instructions are delivered, at the end of the fourth quarter of fiscal year 2011 was US$194.3 million, an increase of 81.5% as compared to US$107.1 million at the end of the fourth quarter of fiscal year 2010.

Financial Results for the Fiscal Year Ended May 31, 2011

For the fiscal year ended May 31, 2011, New Oriental reported net revenues of US$557.9 million, a 44.4% increase year-over-year.

Net revenues from educational programs and services for the fiscal year ended May 31, 2011, were US$508.4 million, representing a 44.1% increase year-over-year. The growth was mainly driven by an increase in the number of student enrollments in academic subjects tutoring and test preparation courses and higher average selling prices resulting from students selecting more expensive, smaller class options. Total student enrollments in academic subjects tutoring and test preparation courses for the fiscal year ended May 31, 2011, increased by 15.6% year-over-year to approximately 2,089,600 from approximately 1,807,700 in the fiscal year ended May 31, 2010.

Income from operations for the fiscal year ended May 31, 2011, was US$95.5 million, a 23.5% increase year-over-year. Non-GAAP income from operations, which excludes share-based compensation expense and the Disposal Loss, for the fiscal year ended May 31, 2011, was US$112.1 million, a 19.9% increase year-over-year.

Operating margin for the fiscal year ended May 31, 2011, was 17.1%, compared to 20.0% for the fiscal year ended May 31, 2010. Non-GAAP operating margin, which excludes share-based compensation expenses and the Disposal Loss, for the fiscal year ended May 31, 2011, was 20.1%, compared to 24.2% for the fiscal year ended May 31, 2010.

Net income attributable to New Oriental for the fiscal year ended May 31, 2011, was US$101.8 million, representing a 30.8% increase year-over-year. Basic and diluted earnings per ADS attributable to New Oriental for the fiscal year ended May 31, 2011, were US$2.66 and US$2.61, respectively.

Non-GAAP net income attributable to New Oriental, which excludes share-based compensation expenses and the Disposal Loss, for the fiscal year ended May 31, 2011, was US$118.4 million, a 25.9% increase year-over-year. Non-GAAP basic and diluted earnings per ADS attributable to New Oriental for the fiscal year ended May 31, 2011, were US$3.09 and US$3.03, respectively.

Outlook for First Quarter of Fiscal Year 2012

New Oriental expects its total net revenues in the first quarter of fiscal year 2012 (June 1, 2012, to August 31, 2012) to be in the range of US$255.8 million to US$265.4 million, representing year-over-year growth in the range of 33% to 38%. This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on July 18, 2011, U.S. Eastern Time (8 PM on July 18, 2011, Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-617-786-2901
Hong Kong:	+852-3002-1672
UK:	+44-207-365-8426

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “New Oriental Earnings Call.”

A replay of the conference call may be accessed by phone at the following number until July 25, 2011:

International:	+1-617-801-6888
Passcode:	14746699

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. New Oriental’s ADSs, each of which represents four common shares, currently trade on the New York Stock Exchange under the symbol “EDU.” Effective on August 18, 2011, New Oriental will adjust the ratio of its ADS representing common shares from one ADS for four common shares to one ADSs for one common share.

For more information about New Oriental, please visit http://english.neworiental.org.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the first quarter of fiscal year 2012 and quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses and Disposal Loss, operating income excluding share-based compensation expenses and Disposal Loss, operating costs and expenses excluding share-based compensation expenses and Disposal Loss, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses and Disposal Loss, and basic and diluted net income per ADS and per share excluding share-based compensation expenses and Disposal Loss. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses and Disposal Loss that may not be indicative of its operating performance from a cash perspective or our ongoing operations. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business in the case of share-based compensation charge. In addition, although Disposal Loss was one-time charge and thus is not indicative of New Oriental’s ongoing operations, New Oriental cannot exclude the possibilities that similar events may occur in the future which will require similar charges being recorded. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

In China:

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel:        +86-10-6260-5568

Email:    zhaosisi@xdf.cn

Mr. Martin Reidy

Beijing Brunswick Consultancy Ltd.

Tel:        +86-10-5960 8616

Email:    mreidy@brunswickgroup.com

In the U.S.:

Ms. Kate Tellier

Brunswick Group LLC

Tel:        +1-212 333 3810

Email:    ktellier@brunswickgroup.com

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of May 31 2011	As of February 28 2011
	(Unaudited) USD	(Unaudited) RMB
ASSETS:
Current assets:
Cash and cash equivalents	317,260	348,046
Restricted cash	3,374	2,998
Term deposits	152,680	190,622
Short term investment (note1)	143,704	—
Accounts receivable, net	1,655	2,390
Inventory	18,011	17,307
Deferred tax assets-Current	5,337	3,511
Prepaid expenses and other current assets	33,248	31,487

Total current assets	675,269	596,361

Property, plant and equipment, net	160,421	153,338
Land use right, net	3,502	3,474
Deferred tax assets	997	985
Long term deposit	7,826	6,941
Long term prepaid rent	2,789	2,754
Intangible assets	4,976	5,364
Goodwill	7,588	8,670
Long term investment	2	2

Total assets	863,370	777,889

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to New Oriental of US$ 8,994 and US$ 9,416 as of February 28, 2011 and May 31, 2011, respectively)	9,518	9,001

Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to New Oriental of US$ 53,998 and US$ 63,728 as of February 28, 2011 and May 31, 2011, respectively)	72,759	57,416
Income tax payable (including income tax payable of the consolidated VIEs without recourse to New Oriental of US$ 5,202 and US$ 7,050 as of February 28, 2011 and May 31, 2011, respectively)	7,163	6,648

Acquisition Payable (including acquisition payable of the consolidated VIEs without recourse to New Oriental of US$ 4,184 and US$ 4,243 as of February 28, 2011 and May 31, 2011, respectively)	4,243	4,184
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to New Oriental of US$ 149,664 and US$ 192,481 as of February 28, 2011 and May 31, 2011, respectively)	194,317	150,652

Total current liabilities	288,000	227,901

Deferred tax liabilities	1,147	1,178

Total long-term liabilities	1,147	1,178

Total liabilities	289,147	229,079

Total shareholder’s equity	574,223	548,810

Total liabilities and shareholder’s equity	863,370	777,889

Note 1: Short term investment represented held-to-maturity investment with maturity of less than one year.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended May 31
	2011	2010
	(Unaudited)	(Unaudited)
	USD	USD
Net Revenues:
Educational Programs and services	120,419	74,303
Books and others	16,967	12,278

Total net revenues	137,386	86,581

Operating costs and expenses (note 1):
Cost of revenues	56,691	36,356
Selling and marketing	22,550	17,362
General and administrative	46,187	29,210
Disposal loss	1,537	—

Total operating costs and expenses	126,965	82,928

Operating income	10,421	3,653

Other income, net	4,414	1,563

Provision (benefits) for income taxes	(532)	734

Net income	14,303	5,950

Less: Net income attributable to the noncontrolling interests	—	(177)

Net income attributable to New Oriental Education & Technology Group Inc.	14,303	5,773

Net income per share attributable to New Oriental-Basic	0.09	0.04

Net income per share attributable to New Oriental-Diluted	0.09	0.04

Net income per ADS attributable to New Oriental-Basic (note 2)	0.37	0.15

Net income per ADS attributable to New Oriental-Diluted (note 2)	0.37	0.15

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Three Months Ended May 31
	2011	2010
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	225	22
Selling and marketing	—	2
General and administrative	3,182	3,240

Total	3,407	3,264

Note 2: Each ADS represents four common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended May 31
	2011	2010
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	46,187	29,210
Share-based compensation expense in general and administrative expenses	3,182	3,240

Non-GAAP general and administrative expenses	43,005	25,970

Total operating costs and expenses	126,965	82,928
Share-based compensation expenses	3,407	3,264
Disposal loss	1,537	—

Non-GAAP operating costs and expenses	122,021	79,664

Operating income	10,421	3,653
Share-based compensation expenses	3,407	3,264
Disposal loss	1,537	—

Non-GAAP operating income	15,365	6,917

Operating margin	7.6%	4.2%
Non-GAAP operating margin	11.2%	8.0%

Net income attributable to New Oriental	14,303	5,773
Share-based compensation expense	3,407	3,264
Disposal loss	1,537	—

Non-GAAP net income	19,247	9,037

Net income per ADS attributable to New Oriental - Basic (note 1)	0.37	0.15
Net income per ADS attributable to New Oriental - Diluted (note 1)	0.37	0.15

Non-GAAP net income per ADS attributable to New Oriental - Basic (note 1)	0.50	0.24
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 1)	0.49	0.23

Weighted average shares used in calculating basic net income per ADS (note 1)	153,856,715	151,530,498

Weighted average shares used in calculating diluted net income per ADS (note 1)	156,470,579	155,268,339

Non-GAAP Income per share - basic
Non-GAAP Income per share - diluted

Note 1: Each ADS represents four common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Year Ended May 31
	2011	2010
	(Unaudited)	(Unaudited)
	USD	USD
Net Revenues:
Educational Programs and services	508,439	352,857
Books and others	49,433	33,450

Total net revenues	557,872	386,307

Operating costs and expenses (note 1):
Cost of revenues	222,625	147,261
Selling and marketing	82,797	58,396
General and administrative	155,412	103,336
Disposal loss	1,537	—

Total operating costs and expenses	462,371	308,993

Operating income	95,501	77,314

Other income, net	14,274	6,222
Provision (benefits) for income taxes	(8,236)	(5,974)

Net income	101,539	77,562

Less: Net income attributable to the noncontrolling interests	235	227

Net income attributable to New Oriental Education & Technology Group Inc.	101,774	77,789

Net income per share attributable to New Oriental-Basic	0.66	0.52

Net income per share attributable to New Oriental-Diluted	0.65	0.50

Net income per ADS attributable to New Oriental-Basic (note 2)	2.66	2.06

Net income per ADS attributable to New Oriental-Diluted (note 2)	2.61	2.01

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Year Ended May 31
	2011	2010
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	900	657
Selling and marketing	—	117
General and administrative	14,145	15,409

Total	15,045	16,183

Note 2: Each ADS represents four common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Year Ended May 31
	2011	2010
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	155,412	103,336
Share-based compensation expense in general and administrative expenses	14,145	15,409

Non-GAAP general and administrative expenses	141,267	87,927

Total operating costs and expenses	462,371	308,993
Share-based compensation expenses	15,045	16,183
Disposal loss	1,537	—

Non-GAAP operating costs and expenses	445,789	292,810

Operating income	95,501	77,314
Share-based compensation expenses	15,045	16,183
Disposal loss	1,537	—

Non-GAAP operating income	112,083	93,497

Operating margin	17.1%	20.0%
Non-GAAP operating margin	20.1%	24.2%

Net income attributable to New Oriental	101,774	77,789
Share-based compensation expense	15,045	16,183
Disposal loss	1,537	—

Non-GAAP net income	118,356	93,972

Net income per ADS attributable to New Oriental- Basic (note 1)	2.66	2.06
Net income per ADS attributable to New Oriental- Diluted (note 1)	2.61	2.01

Non-GAAP net income per ADS attributable to New Oriental - Basic (note 1)	3.09	2.49

Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 1)	3.03	2.43

Weighted average shares used in calculating basic net income per ADS (note 1)	153,253,065	150,952,249

Weighted average shares used in calculating diluted net income per ADS (note 1)	156,071,833	154,831,633

Note 1: Each ADS represents four common shares.